# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

July 29, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 28, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Direxion Shares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Direxion Daily TSLA Bull 1.5X Shares
Direxion Daily TSLA Bear 1X Shares
Direxion Daily AAPL Bull 1.5X Shares
Direxion Daily AAPL Bear 1X Shares


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*